July 25, 2006

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Carlisle Companies Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 1-9278

Dear Mr. Decker:

This letter is submitted by Carlisle Companies Incorporated (“Carlisle” or the “Company”) in response to comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission as set forth in your letter dated June 27, 2006 relating to the Company’s Form 10-K for the fiscal year-ended December 31, 2005, filed March 13, 2006 (the “2005 Form 10-K).

For your convenience, the text of your letter has been reproduced below in bold type with the response to each numbered comment set forth immediately below the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.              Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, where appropriate.

We believe the following responses appropriately address the staff’s comments and Carlisle will reflect these revisions in all future filings, as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2005 Compared to 2004

Consolidated Results of Continuing Operations, page 20

2.              We have read your response to comment two from our letter dated May 18, 2006.  We note that your discussion of gross margin is intended to provide the reader with a macro overview of significant trends.  However, you should provide a more detailed analysis of the business reasons for the changes between periods in your total gross profit.  Please attempt to quantify or at least discuss the business reasons for the changes discussed.  You indicated that management utilizes various measures and metrics to support significant trends.  These various measures and metrics might also provide the reader with a better understanding of your significant trends through the eyes of management.  For example, you may attempt to discuss the increase in selling prices by indicating how much your selling prices have increased year over year or by showing your average selling price from the prior year as compared to the current year, if practical.  Please revise your MD&A accordingly.  Please show us what your revised MD&A for 2005 compared to 2004 will look like.  See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

We continue to believe that the information contained in the Company’s MD&A allows a reader to understand the contributing factors and all material items affecting the operating results and complies with the requirements outlined in Item 303(a)(3) of Regulation S-K and the Financial Reporting Codification 501.04.  In future filings, the Company will attempt to quantify or at least discuss the business reasons for material changes in its total gross profit between periods.  An example of such disclosure that includes quantification of material changes in total gross profit and also recognizes positive margin contribution from net sales is presented below:

Net sales of $2.21 billion for the year ended December 31, 2005 were $209.8 million, or 11%, above 2004 net sales of $2.00 billion.  Organic growth, primarily in the Construction Materials and Diversified Components segments, accounted for approximately 86% of the improvement.  Acquisitions within the Industrial Components segment and Diversified Components segment contributed approximately $28.8 million.  Increased selling prices and product mix accounted for approximately 8% of the 11% improved sales performance.  Increased volumes accounted for the remaining improvement of approximately 3%.  The impact of changes in foreign currency rates was negligible.

Gross margin (net sales less cost of goods sold expressed as a percent of net sales) of 19.9% recognized in 2005 was slightly higher than gross margin of 19.5% in 2004.  The improvement in gross margin was largely attributable to the aforementioned increased selling prices and product mix.  The Company implemented higher selling prices in 2005 primarily to offset increased raw material costs.  Total cost of goods sold increased $160.5 million in 2005, and raw material costs  accounted for approximately 83% of the increase. The higher raw material costs were largely attributable to commodities the Company uses in its manufacturing processes whose costs can be impacted by petroleum based market conditions.  The Company expects near term continued raw material cost increases.  The Company plans to implement price increases to cover its cost increases as allowed by prevailing market conditions.  Significant increases in the cost of raw materials may not be recovered through increased selling prices and could adversely affect operating results.

Financial Statements

Note 20 — Segment Information, page 74

3.              We have read your response to comment six from our letter dated May 18, 2006.  You indicate that your management structure is comprised of three Group Presidents who report directly to the CEO and President, who is also the chief operating decision maker for Carlisle.  You also indicated that the Group President is responsible for reviewing monthly operating results and has the authority to approve capital expenditures, operating budgets, forecasts and operating plans for the businesses included in the managed group.  Your Group Presidents also present operating results, forecasts and strategic plans to the Carlisle Board of Directors.  It remains unclear how you determined that the President and CEO is your sole chief operating decision maker, rather than being part of a group that performs this function, which includes your Group Presidents as well.  Please explain why your Group Presidents should not be considered part of a group that constitutes the chief operating decision maker function.  Refer to paragraphs 12 and 14 of SFAS 131.

In his role as President and CEO of Carlisle Companies Incorporated, Richmond McKinnish has primary decision authority for the allocation of Company resources among the three segments as well as for the corporate office of Carlisle.  Mr. McKinnish also assesses the operational performance of each segment as well as the individual performance of each Group President.  The Carlisle Board of Directors ultimately holds Mr. McKinnish accountable for the operating performance of the Company.  As chief operating decision maker Mr. McKinnish’s responsibilities include the following:

1.              Approves final segment operating budgets, plans and forecasts.

2.              Approves capital expenditure projects.

3.              Monitors monthly and quarterly operating performance of each segment.

4.              Assesses Group President performance for compensation awards.

Based on the above, Carlisle has concluded that Mr. McKinnish serves as the company’s sole chief operating decision maker.

The Group Presidents do not participate in the management of Carlisle beyond their respective segments.  No one Group President has any decision authority over plans or actions of another segment.  For example, the Group President of the Construction Materials segment is not involved in the decision making or oversight of the Industrial Components or Diversified Components segments.  The same is true for the Group Presidents of the Industrial Components segment and the Diversified Components segment.

Although the Group Presidents have the authority to approve their respective segment’s operating budgets, forecasts and plans, those approvals are subject to Mr. McKinnish’s approval.  As the Group Presidents do not have the authority to and do not in fact manage operations outside their respective segments, and because they are subject to Mr. McKinnish’s approval, the Group Presidents do not function as chief decision maker individually or as a group as defined in FAS 131.  The Group Presidents are directly accountable to and maintain regular contact with Mr. McKinnish on their operating activities, financial results, forecasts and plans for their segments; therefore, the Group Presidents meet the criteria as segment managers pursuant to paragraph 14 of SFAS 131.

4.              You indicate that your CEO is your chief operating decision maker.  You also indicate that your CEO discusses the performance of the operating group with each Group President.  Please provide us with the financial information that is reviewed by your CEO as well as any other financial information that the Group Presidents review.  Please also provide us with any financial information reviewed by your board of directors as well.

We have provided copies of financial information reviewed by Carlisle’s President and CEO, Group Presidents and Board of Directors under separate cover.  As discussed and agreed with Mr. Ernest Greene, Staff Accountant, the financial information is provided in electronic format on a CD.  The financial information covers the monthly and quarterly periods including and between December 31, 2005 and May 31, 2006.  The financial information is considered highly confidential and of a competitive nature.  Pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, Carlisle hereby requests that the financial information delivered separately to the Securities and Exchange Commission (“SEC”) by Carlisle in connection with the SEC’s request for File No. 1-9278 not be disclosed under the Freedom of Information Act, 5 U.S.C. §552, et seq.

Please do not hesitate to contact Carol Lowe at 704-501-1106 or Steven Ford at 315-477-9108 if you have any questions concerning our response.

Sincerely,

/s/ Carol P. Lowe	/s/ Steven J. Ford

Carol P. Lowe	Steven J. Ford
Vice President and	Vice President, Secretary
Chief Financial Officer	and General Counsel